Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

1. On July 6, 2012 a Special Meeting of Shareholders of ING Artio Foreign Portfolio Fund, a series of ING Investors Trust, was held at which the shareholders were asked to approve: (1) To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and between ING Artio Foreign Portfolio (“Artio Foreign Portfolio”) and ING Templeton Foreign Equity Portfolio (“Templeton Foreign Equity Portfolio”), providing for the reorganization of Artio Foreign Portfolio with and into Templeton Foreign Equity Portfolio (the “Reorganization”).

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Artio Foreign Portfolio	1	45,334,292.000	1,443,165.000	3,627,958.000	50,405,415.000

2. On July 17, 2012 a Special Meeting of Shareholders of ING American Funds Bond Portfolio, a series of ING Investors Trust, was held at which the shareholders were asked to approve: (1) To approve a new sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING American Funds Bond Portfolio	1	38,074,157.000	2,271,086.000	3,344,045.000	43,689,288.000